UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2013

Commission File Number 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EXHIBIT INDEX

Number	Description of Document

99.1	Recent Developments

99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2012 and 2013

99.3	Revision of Cash Flow Items

Incorporation by Reference

We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-190273, as amended, originally filed with the Securities and Exchange Commission on July 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/Kangping Chen
Name:	Kangping Chen
Title:	Chief Executive Officer

Date: September 16, 2013